[redacted]

09059834

AB 3/12

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David M. Polen Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 230
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Charles Moss (561) 241-2425
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1675 N. Military Trail, Fifth Floor (Address) Boca Raton (City) Florida (State) 33486 (Zip Code)

SEC Mail Processing Section
MAR 10 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SD 3/25/09

OATH OR AFFIRMATION

I, Stanley Moss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David M. Polen Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DELIA MORALES
MY COMMISSION # DD 616922
EXPIRES: November 21, 2010
Bonded Thru Notary Public Underwriters

Signature

CFO and COO
Title

Notary Public

This report contains (check all applicable boxes):**

- ☑ **(a) Facing Page.**
- ☑ **(b) Statement of Financial Condition.**
- ☑ **(c) Statement of Income (loss).**
- ☑ **(d) Statement of Cash Flows.**
- ☑ **(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- ☑ **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
- ☑ **(g) Computation of Net Capital.**
- ☐ **(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
- ☐ **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.**
- ☑ **(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.**
- ☐ **(k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.**
- ☑ **(l) An Oath or Affirmation.**
- ☐ **(m) A copy of the SIPC Supplemental Report.**
- ☐ **(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
- ☑ **(o) Independent auditor's report on internal accounting control.**
- ☐ **(p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.**

*****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)

Financial Statements

December 31, 2008

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)

TABLE OF CONTENTS
DECEMBER 31, 2008

	Page
Financial Statements	
Independent Auditor's Report	1
Statements of Financial Condition	2
Statements of Income (Loss) and Changes in Member's Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5-8
Independent Auditor's Report on the Supplementary Information	9
Supplementary Information	
Computation of Net Capital Pursuant to Uniform Net Capital rule 15c3-1	10
Statement Pursuant to Rule 17a-5(d)(4)	11
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	11
Statement Pursuant to Exemptive Provision Under Rule 15c3-3	11

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANT
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
David M. Polen Securities, LLC

We have audited the accompanying statements of financial condition of David M. Polen Securities, LLC (A Limited Liability Company) (a wholly-owned subsidiary of Polen Capital Management, LLC), as of December 31, 2008 and 2007 and the related statements of income (loss) and changes in member's equity, and statement of cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Polen Securities, LLC at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Boca Raton, Florida
January 30, 2009

1675 N. Military Trail
Fifth Floor
Boca Raton, FL 33486
Main 561.994.5050

Broward 954.429.8555
Dade 305.944.3582
Fax 561.241.0071
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash and Cash Equivalents	$ 29,376	$ 17,865
Restricted Cash	100,000	100,000
Receivable from Parent	81,335	92,043
Due from Clearing Broker	7,074	8,386
TOTAL ASSETS	$ 217,785	$ 218,294
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accrued Expenses	$ 20,000	$ 12,000
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY	197,785	206,294
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 217,785	$ 218,294

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENTS OF INCOME (LOSS) AND CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INCOME		
Commissions	$ 158,755	$ 291,411
Interest and Dividends	1,478	4,234
Other	-	35,000
Total Income	160,233	330,645
EXPENSES		
Clearing Fees	42,394	69,235
Management Fees	92,902	107,468
Professional Fees and Other	33,446	31,626
Total Expenses	168,742	208,329
Net Income (Loss)	(8,509)	122,316
Member's Equity-Beginning	206,294	82,978
Capital Contribution	-	1,000
Member's Equity-Ending	$ 197,785	$ 206,294

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (8,509)	$ 122,316
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities		
Changes in Operating Assets and Liabilities:		
Increase in Restricted Cash	-	(100,000)
Decrease in Receivable from Clearing Broker	1,312	7,210
Increase (Decrease) in Accrued Expenses	8,000	(9,750)
Net Cash Provided by Operating Activities	803	19,776
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease (Increase) in Receivable from Parent	10,708	(40,005)
Increase(Decrease) in Cash and Cash Equivalents	11,511	(20,229)
Cash and Cash Equivalents at Beginning of Year	17,865	38,094
Cash and Cash Equivalents at End of Year	$ 29,376	$ 17,865
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Increase in Receivable from Parent for Capital Contribution	$ -	$ 1,000

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

David M. Polen Securities, LLC (the "Company") was formed on June 12, 2007 as a Delaware limited liability company and is a wholly owned subsidiary of Polen Capital Management, LLC (the "Parent"). The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

Pursuant to the Board of Directors and shareholder meeting of David M. Polen Securities, Inc. on September 30, 2007, all assets and liabilities of David M. Polen Securities, Inc. were transferred to David M. Polen Securities LLC plus $1,000 for all of the Company's membership interest issued to Polen Capital Management, LLC.

David M. Polen Securities, Inc. was incorporated under the laws of the State of New York on January 30, 1979.

The Company is effective with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission (the "SEC") and the State of Florida as a full service, fully disclosed introducing broker-dealer. The Company operates from one office in Boca Raton, Florida. In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities. All brokerage transactions are cleared through JP Morgan Securities, Inc. ("JP Morgan") (formerly Bear Stearns Securities Corporation). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts, if any (Note 3).

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions, if any, in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry. The Company did not own any securities as of December 31, 2008.

Clearing Fees are recorded on a trade-date basis as securities transactions occur.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of $100,000 on deposit with JP Morgan pursuant to the Company's clearing agreement. The clearing agreement requires the Company to maintain $100,000 in net capital as calculated under SEC Rule 15c3-1 (Note 5). As long as the Company continues to use the clearing and execution services of JP Morgan, the Company is required to maintain this restricted fund on deposit.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits and cash and investment in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $100,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash and investments in securities in various accounts in excess of FDIC and SIPC insurance limit, respectively. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances.

Income Taxes

The Company is included as part of a consolidated entity tax return as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is to be included in the tax return of the Parent. Accordingly, no provision is made for income taxes in the financial statements.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (continued)

Accordingly, the Company adopted the provisions of SFAS 157 with respect to only its financial assets and financial liabilities. The adoption of SFAS 157 did not impact the Company's results of operations, but rather, provided the Company with a framework for measuring fair value and enhanced the Company's disclosures about fair value measurements.

Under SFAS 157, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 should maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As described above, the Company's marketable securities, if any, are recorded at their fair market values. Liquid investments with effective maturities of 90 days or less from the balance sheet date are classified as cash equivalents. Therefore, the adoption of SFAS 157 did not have a material impact on its financial position, results of operations and cash flows for the year ended December 31, 2008. As of December 31, 2008 and December 31, 2007, level 1 financial assets consisted of money market funds totaling $14,202 and $12,028, respectively. The Company did not have any financial liabilities as of December 31, 2008 and 2007.

NOTE 2: DUE FROM CLEARING BROKER

The Company conducts business with JP Morgan on behalf of its customers and for its own proprietary accounts. During 2008 and 2007, the Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by JP Morgan pursuant to the clearing agreement. JP Morgan remits the net commission income to the Company on a monthly basis for the previous month's activity. As of December 31, 2008 and 2007, the Company had a receivable from JP Morgan totaling $7,074 and $8,386, respectively.

NOTE 3: OFF - BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, JP Morgan. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of JP Morgan to value the short positions daily and to obtain additional deposits where deemed appropriate. As of December 31, 2008 and 2007, the Company did not have any open short positions.

NOTE 4: RELATED PARTY TRANSACTIONS

On June 5, 2007, the Company entered into a management agreement based on FINRA guidelines that the Company is to make monthly payment to the Parent based on certain expense allocation percentage rates and usage. The Company incurred expenses relating to this agreement totaling $92,902 and $107,468 for the years ended December 31, 2008 and 2007, respectively.

The Parent pays certain operating expenses on behalf of the Company. In addition, the Company advances any excess funds to the Parent. As of December 31, 2008 and 2007, the Company had outstanding receivables from the Parent totaling $81,335 and $92,043, respectively. Outstanding receivables from the Parent are non-interest bearing and due on demand.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (the greater of $5,000 or 62/3% of aggregate indebtedness) and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At December 31, 2008 and 2007, the Company had net capital of $116,166 and $114,010, respectively; which was $111,166 and $109,010, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 and 0.11 to 1 at December 31, 2008 and 2007, respectively.

NOTE 6: CONTINGENCY

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANT
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
David M. Polen Securities, LLC
(A Wholly-Owned Subsidiary of Polen Capital Management, LLC)
Boca Raton, Florida

We have audited the accompanying financial statements of David M. Polen Securities, LLC (A Wholly-owned subsidiary of Polen Capital Management, LLC), as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated January 30, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Boca Raton, Florida
January 30, 2009

1675 N. Military Trail
Fifth Floor
Boca Raton, FL 33486
Main 561.994.5050

Broward 954.429.8555
Dade 305.944.3582
Fax 561.241.0071
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2008 AND 2007

	2008	2007
Member's Equity	$ 197,785	$ 206,294
Deductions:		
Nonallowable Assets:		
Receivable from Parent Company	81,335	92,043
Investments not Readily Marketable, at Fair Value	-	-
Haircut on Securities	-	-
Haircut on Money Market Balances	284	241
Total Nonallowable Assets	81,619	92,284
Net Capital	$ 116,166	$ 114,010
Minimum Net Capital Requirement - the Greater of $5,000 or $6^2/_3$% of Aggregate Indebtedness	$ 5,000	$ 5,000
Excess Net Capital	$ 111,166	$ 109,010
Excess Net Capital at 1000%	$ 114,166	$ 112,810
Aggregate Indebtedness - Accrued Expenses	$ 20,000	$ 12,000
Ratio of Aggregate Indebtedness to Net Capital	0.17	0.11

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2008 and 2007).

There were no differences between the Company's net capital computation and the computation above.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the periods from January 1, 2008 to December 31, 2008 and from January 1, 2007 to December 31, 2007, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Member
David M. Polen Securities, LLC.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of David M. Polen Securities, LLC. (the "Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1675 N. Military Trail
Fifth Floor
Boca Raton, FL 33486
Main 561.994.5050

Broward 954.429.8555
Dade 305.944.3582
Fax 561.241.0071
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, FL 33301
(reply to Boca address)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
January 30, 2009